Exhibit 3

Text of amendment to Section 12 of Article III of By-Laws:

        “(15) The Corporation shall indemnify, to the same extent as to an officer or director pursuant to the provisions of this Section 12, any attorney who is or was a regular full-time employee of the Corporation and is or was involved in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including a grand jury proceeding), formal or informal, where the claim or cause of action is or was based on actual or alleged breach of duty, negligence, errors or omissions committed while providing services of a legal nature in the capacity of their employment.”